EMBRAER RELEASES FIRST QUARTER 2008 RESULTS IN US GAAP

BOVESPA: EMBR3 NYSE: ERJ www.embraer.com.br Investor Relations Carlos Eduardo Camargo Caio Pinez Juliana Villarinho Paulo Ferreira Tel: +55 (12) 3927 4404
The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended March 31, 2007, December 31, 2007 and March 31, 2008, are derived from the unaudited financial statements. In order to better understand the Company’s operating performance, additional information is also presented at the end of this release, in accordance with Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, May 6, 2008 - Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets with up to 120 seats, recorded first quarter 2008 (1Q08) net sales of US$1,335.9 million and net income of US$85.0 million, equivalent to diluted earnings per ADS of US$ 0.4633.

Embraer added new customers to its firm order backlog in the first quarter of 2008 such as Air Moldova, Jetscape and the new Brazilian airline founded by David Neeleman, Azul Linhas Aéreas Brasileiras S.A. Also during 1Q08, traditional customers, such as Finnair and Lot Polish, have announced new firm orders for the E-Jets, and Embraer also disclosed the names of Petroecuador and Universal Airlines, whose firm orders were already included in the Company’s backlog as of December 31, 2007 as “undisclosed”. Furthermore, during 1Q08, Régional, Virgin Blue, Egypt Air and M1 Travel confirmed options for the E-Jets.

Embraer’s firm order backlog on March 31, 2008, increased 8.0% over the previous quarter reaching a record high of US$20.3 billion, highlighting sales to the Executive Aviation market and the favorable performance of the EMBRAER 170/190 family. The backlog accumulated a total of 835 firm orders and 840 options.

In 1Q08, Embraer delivered 45 jets for Commercial and Executive Aviation segments. Embraer reaffirms its delivery forecast for 2008 of between 195 and 200 aircraft, for the Commercial Aviation, Executive Aviation and Defense and Government segments, and 10 to 15 Phenom 100 jets. The certification process for the Phenom 100 is on schedule and the Company expects to conclude it in the second half of 2008, as planned.

Net revenues for 1Q08 totaled US$1,335.9 million, a 60.6% increase over the US$831.8 million in net revenues of the first quarter of 2007 (1Q07), basically due to the increase of deliveries and the product mix delivered.

The gross margin for 1Q08 totaled 20.4%, representing a decrease from the 22.5% gross margin for 1Q07, mainly due to the impact of the 17.6% decrease in the exchange rate (R$/US$) on the 15% portion of our cost denominated in reais and the yearly contractual adjustment in suppliers costs. The decrease in the gross margin from 22.6% in the 4Q07 to 20.4% in the 1Q08, is also due to annual contractual adjustment to suppliers costs and the product mix delivered.

Income from operations reached US$48.7 million in 1Q08, a 214.2% increase over the US$15.5 million recorded for the same period last year. The increase is due to the higher gross profit in the quarter. The operating margin was 3.6% in 1Q08, representing an increase compared to the 1.9% operating margin for 1Q07, resulted from a more favorable dilution of the fixed costs. Despite the Commercial and Administrative expenses reduction from 4Q07 to 1Q08, the income from operations was reduced due to lower deliveries and consequently reduced gross profit.

The increased operating results led to growth in net income, which totaled US$85.0 million in 1Q08, compared to US$26.2 million in 1Q07. The net margin increased to 6.4% in 1Q08, compared to 3.1% in 1Q07.

For the year ended December 31, 2007, the Company maintained its high level of liquidity, and its cash position at the end of 1Q08 was US$649.9 million.

FIRST QUARTER 2008 in perspective

EMBRAER SELLS ERJ 145 JET TO PETROECUADOR

Embraer entered into an agreement with Petroecuador, Empresa Estatal Petroleos del Ecuador, to sell one ERJ 145 jet. The contract also includes a logistical package for supplying replacement parts, technical support and crew training.

LOT POLISH AIRLINES TO ADD 12 MORE EMBRAER 175 JETS

Embraer entered into an agreement with LOT Polish Airlines for the sale of additional 12 EMBRAER 175 (E175) jets, plus two options and ten purchase rights.

UNIVERSAL AIRLINES BUYS SIX EMBRAER 195 JETS

Embraer entered into an agreement with JJH Capital, part of the group who also controls Air Europa and Globalia, for the sale of six EMBRAER 195 jets, plus purchase rights for another six aircraft.

EMBRAER 190 AIRCRAFT IS CHOSEN BY AIR MOLDOVA

Embraer entered into an agreement with the Moldovan flag carrier Air Moldova for the sale of one EMBRAER 190 jet. The contract includes purchase rights for another aircraft of the same model.

EMBRAER CONFIRMS TWO E-JETS OPTIONS FOR RÉGIONAL

Embraer and Régional, a wholly-owned subsidiary of Air France, entered into a contract for the sale of two additional E-Jets, being one EMBRAER 170 and one EMBRAER 190, confirming options originally taken in August 2007.

EMBRAER CONFIRMS SIX EMBRAER 170 JETS FOR EGYPTAIR HOLDING

Embraer received confirmation from EgyptAir Holding Company for six additional EMBRAER 170 aircraft. Deliveries are schedule to begin in 2009. The original contract, related to six firm orders and six options (now confirmed), was announced in September 2006.

EMBRAER RECEIVES NEW E-JETS ORDER FROM VIRGIN BLUE

Embraer and Australia’s Virgin Blue Airlines Pty Ltd. have entered into a contract to exercise four purchase rights for EMBRAER 190 jets and to convert another three into options for the same model.

EMBRAER AND JETSCAPE SIGN FOR TEN EMBRAER 190 JETS

Embraer and the U.S. aircraft leasing company Jetscape, Inc., based in Fort Lauderdale, Fla., signed an agreement for the acquisition of ten EMBRAER 190 jets, with options for an additional ten aircraft and another ten purchase rights for the same model.

FINNAIR PURCHASES THREE MORE EMBRAER 190 JETS

Embraer entered into an agreement Finnair for the sale of three more EMBRAER 190 aircraft.

EMBRAER CONFIRMS THREE E-JETS OPTIONS FOR M1 TRAVEL LTD.

Embraer and Lebanese M1 Travel Ltd. confirmed options on three EMBRAER 190 jets.

EMBRAER SIGNS NEW BRAZILIAN AIRLINE TO US$ 1.4 BILLION CONTRACT

Embraer entered into a contract with Azul Linhas Aéreas Brasileiras, the newest Brazilian airline commanded by businessman David Neeleman, for the sale of 36 EMBRAER 195 jets. The agreement also includes options for another 20 aircraft and purchase rights for 20 more.

EMBRAER CONCLUDED THE PURCHASE OF 2.3% OF ITS COMMON SHARES

On March 31, 2008, Embraer concluded the purchase of 16,800,000 common shares, or 4,200,000 ADRs, representing 2.3% of its capital, at the average price of R$ 19.06 per share. The share buy-back was approved by Embraer’s Board of Directors in December 2007 and represented a total disbursement of R$320.2 million.

INCOME STATEMENT HIGHLIGHTS

The following table presents certain items from Embraer’s unaudited consolidated statement of income for the three months ended March 31, 2007 and 2008 (1Q07 and 1Q08) and for the three months ended December 31,2007 (4Q07).

Statement of Income	4Q07	1Q07	1Q08
In US$ million, except % and earnings per ADS
Net Sales	1,875.0	831.8	1,335.9
Gross Profit	423.7	187.0	272.0
Gross Margin	22.6%	22.5%	20.4%
Selling, general administrative, other expenses	(150.0)	(125.7)	(147.1)
Research and development	(94.9)	(45.8)	(76.1)
Income from operations	178.8	15.5	48.7
Operating margin	9.5%	1.9%	3.6%
Net financial income (expenses)	21.3	10.0	20.1
Foreign exchange (loss), net	(10.2)	(5.8)	(4.1)
Income before income taxes	189.9	19.8	64.7
Income tax benefit	20.8	5.2	21.3
Minority interest and equity in earnings (losses) of affiliates	(9.9)	1.2	(1.0)
Net income	200.9	26.2	85.0
Net margin	10.7%	3.1%	6.4%
Earnings per ADS - basic	1.0856	0.1416	0.4633
Earnings per ADS - diluted	1.0843	0.1412	0.4633

Deliveries, Net Revenues, and Gross Margin

A total of 45 jets were delivered during 1Q08, including 38 jets for the Commercial Aviation segment and seven Legacy 600 jets for the Executive Aviation segment. As a result of increased aircraft deliveries, net revenues reached US$ 1,335.9 million during 1Q08, representing a 60.6% increase over the same period in 2007.

The following table sets forth our deliveries per segment for the indicated periods.

Deliveries by Segment	4Q07	1Q07	1Q08
Commercial Aviation	45	20	38
ERJ 145	5	-	3
EMBRAER 170	2	2	-
EMBRAER 175	13	4	15
EMBRAER 190	22	12	17	(1)
EMBRAER 195	3	2	3
Defense and Government	2	-	-
EMBRAER 190	2	-	-
Executive Aviation	14	5	7
Legacy 600	14	5	7
Total	61	25	45
Deliveries identified by parentheses were aircraft delivered under operating leases.

In 1Q08 net revenues for the Commercial Aviation segment totaled US$929.5 million, representing 69.6% of total revenues for the period, compared to US$529.2 million and 63.6%, respectively, in 1Q07.

As a result of the higher number of Legacy 600 jets delivered, seven jets in 1Q08 compared to five jets in 1Q07, net revenues for the Executive Aviation segment reached US$173.6 million in 1Q08, representing a 47.1% increase over the US$118.0 million in 1Q07.

Net revenues for the Defense and Government segment in 1Q08 totaled US$88.7 million, compared to US$36.8 million in 1Q07. This increase is mainly due to deliveries of the Super Tucano aircraft during the quarter and to the current defense contracts.

Net revenues for the Aviation Services segment were stable, comparing revenues of US$126.4 million in 1Q08 to revenues of US$123.0 million in 1Q07.

Net sales
by segment	4Q07		1Q07		1Q08
	US$M	%	US$M	%	US$M	%
Commercial Aviation	1,156.8	61.7	529.2	63.6	929.5	69.6
Defense and Government	150.1	8.0	36.8	4.4	88.7	6.6
Executive Aviation	341.2	18.2	118.0	14.2	173.6	13.0
Aviation Services	140.4	7.5	123.0	14.8	126.4	9.5
Others	86.5	4.6	24.7	3.0	17.8	1.3
Total	1,875.0	100.0	831.8	100.0	1,335.9	100.0

Substantially all of our supply chain is covered by contracts, the purchase prices of which are generally adjusted annually, based on an escalation formula composed of a mix of indices related to raw materials and labor costs, among others. The exchange rate (R$/US$) decreased 17.6% when comparing 1Q08 and 1Q07, increasing our costs denominated in Reals when converted to dollars. As a result of the above factors, the gross margin decreased to 20.4% in 1Q08, compared to 22.5% for the same period in 2007. The decrease in the gross margin from 22.6% in the 4Q07 to 20.4% in the 1Q08 is also due to annual contractual adjustment to suppliers’ costs and the product mix delivered.

OPERATING EXPENSES & INCOME FROM OPERATIONS

During 1Q08, operating expenses totaled US$223.3 million, increasing 302% when compared to US$171.5 million in 1Q07. These expenses are mainly denominated in Reals.

Sales expenses totaled US$93.3 million in 1Q08, compared to US$77.0 million in 1Q07, due to the increase in expenses with marketing campaigns related to our Executive Aviation products and variable sales expenses.

R&D expenses totaled US$76.1 million in 1Q08, compared to US$45.8 million in 1Q07. This increase is due to the development of the Phenom jets family and the certification of the Lineage 1000 jet, the 17.6% exchange rate decrease, and the development of new technologies and materials for future projects, focusing on increasing the competitiveness of the Company’s products.

General and administrative expenses increased 15.0% from US$45.9 million in 1Q07 to US$52.8 million in 1Q08. This increase is mainly due to the appreciation of the average Real against the U.S. dollar.

Other operating expenses, net remained stable in the comparison between quarters, totaling US$ 1.1 million in 1Q08 and US$ 2.8 million in 1Q07.

As a result of the foregoing, the Company’s operating income reached US$48.7 million in 1Q08 with an operating margin of 3.6%, compared to US$15.5 million and 1.9% in 1Q07, respectively.

NET INCOME

Net financial income totaled US$20.1 million in 1Q08, compared to net financial income of US$10.0 million for 1Q07.

Foreign exchange gain/loss reflects exchange variations on monetary assets and liabilities stated in other currencies which are translated into U.S. dollars at the end of each period. The Company recorded a foreign exchange expense of  US$4.1 million in 1Q08, compared to an expense of US$5.8 million in 1Q07.

Net income in 1Q08 was US$ 85.0 million, representing a 6.4% net margin, compared to net income of US$26.2 million and a 3.1% net margin in 1Q07.

BALANCE SHEET HIGHLIGHTS

On March 31, 2008, Embraer’s cash and cash equivalents and temporary cash investments totaled US$2,246.6 million. On the same date, short and long-term loans (excluding non-recourse and recourse debt) totaled US$1,596.7 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$649.9 million at the end of 1Q08.

Balance Sheet Data	(1)	(2)	(2)
(in US$ million)	4Q07	1Q07	1Q08
Cash and cash equivalents	1,307.4	919.1	1,268.5
Temporary cash investments	1,185.7	521.8	978.1
Trade accounts receivable	394.3	282.5	370.5
Customer and commercial financing	414.7	554.2	408.2
Inventories	2,491.2	2,317.4	2,687.8
Property, Plant and Equipment	566.0	441.5	593.7
Trade accounts payable	912.9	906.9	1,111.1
Loans	1,753.0	1,224.3	1,596.7
Shareholders' equity	2,249.4	1,881.2	2,111.6
Net cash (debt) *	740.1	216.6	649.9
* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

(1) Derived from the December 31,2007 audited financial statements
(2) Derived from unaudited quarterly financial information.

Cash and cash equivalents and temporary cash investments

Embraer’s cash and cash equivalents and temporary cash investments on March 31, 2008, totaled US$2,246.6 million, compared to US$2,493.1 million on December 31, 2007. Of the total balance in cash and cash equivalents and temporary cash investments as of March 31, 2008, 53.6% is stated in U.S. dollars and the remaining 46.4% is comprised of investments primarily stated in Reals. The investment strategy adopted by the Company is to maintain sufficient cash to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are stated in Reals. On March 31, 2008, Embraer concluded the purchase of 2.3% of its outstanding capital, as approved by the Board of Directors in December 2007. A total of 16,800,000 common shares, equivalent to 4,200,000 ADRs, were bought at the average price of R$19.06, for a total disbursement of R$320.2 million.

Trade accounts receivable and customer and commercial financing

Trade accounts receivable and customer commercial financing totaled US$778.7 million in 1Q08, representing a 3.7% decreased when compared to US$809.0 million in 4Q07, due to the normal course of the Company’s business.

Inventories

During 1Q08, inventories increased to US$2,687.8 million, compared to US$2,491.2 million in 4Q07. Increased inventory levels is part of Embraer’s plan to achieve the committed deliveries of 195 to 200 aircraft in 2008.

Short-Term and Long-Term Loans

On March 31, 2008, Embraer’s total debt was US$1,596.7 million, compared to US$1,753.0 million on December 31, 2007. The average tenor of Embraer’s total debt was 3.9 years on March 31, 2008, longer than the average tenor of 3.5 years on December 31, 2007, because of the settlement of maturing credit lines.

Of the total debt on March 31, 2008, 40.3% is effectively denominated in Reals and indexed to the TJLP, at a weighted average interest rate of 8.28% per annum. The remaining US$953.0 million are stated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 2.38% per annum.

Embraer’s total debt/LTM adjusted EBITDA ratio increased from 2.38x, on December 31, 2007, to 2.90x, on March 31, 2008. Embraer’s total debt/capitalization ratio also increased to 0.43x, on March 31, 2008, from 0.39 in December 2007. LTM Adjusted EBITDA was US$549.7 million in 1Q08.

Interest coverage as measured by LTM adjusted EBITDA/Interest paid (gross) remained stable, passing from 4.57x, on December 31, 2007, to 4.66x, on March 31, 2008.

Certain Financial Ratios	4Q07	1Q07	1Q08
Total debt to Adjusted EBITDA (1)	2,38	4,91	2,90
Net debt to Adjusted EBITDA (2)	(0,42)	(2,07)	(1,18)
Total debt to capitalization (3)	0,39	0,44	0,43
Adjusted EBITDA to interest expense (gross) (4)	4,57	4,02	4,66
Adjusted EBITDA (5)	514,5	356,8	549,7

(1) Total debt represents short and long-term loans and financing.

(2) Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-term loans and financing.

(3) Total capitalization represents short and long-term loans and financing, plus shareholder equity.

(4) Interest expense (gross) includes only interest and commissions on loans.

(5) The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared with U.S. GAAP data, for the indicated periods.

CAPITAL EXPENDITURES

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$42.1 million during 1Q08, compared to US$43.3 million in 1Q07 mainly because of investments in the ramp-up of the E-jets production rate and in the production of the business jets.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer also reported its 1Q08 financial statements in accordance with the accounting practices adopted in Brazil (Brazilian GAAP), which, under Brazilian law, is the basis for calculating the distribution of dividends and interest on shareholder equity, income tax and social contributions. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in Reals (R$).

- Net sales during 1Q08 totaled R$2,314.7 million.

- Gross profit totaled R$309.2 million, with a gross margin of 13.4% in 1Q08.

- Income from operations for 1Q08 was R$8.0 million, with an operating margin of 0.3%.

- During 1Q08, income before taxes totaled R$50.6 million, representing 2.2% of net sales.

- Net income for 1Q08 was R$63.4 million, with a net margin of 2.7%.

BACKLOG & DELIVERY FORECAST

Embraer delivered 45 jets in 1Q08, representing an increase of 20 jets compared to 25 deliveries in 1Q07. Embraer reaffirms its forecast of delivering between 195 and 200 jets in 2008, for the Commercial Aviation, Executive Aviation and Defense and Government segments, plus 10 to 15 Phenom 100 jets.

On March 31, 2008, Embraer presented the following firm order backlog:

Aircraft Type	Firm Order	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	733	75	690	43
EMBRAER 170	179	114	139	40
EMBRAER 175	129	148	74	55
EMBRAER 190	431	479	140	291
EMBRAER 195	96	99	16	80
TOTAL	1,750	915	1,241	509

On March 31, 2008, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments totaled a new record of US$20.3 billion. The following chart illustrates Embraer’s firm order backlog evolution.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$39.51 on March 31, 2008, representing a decrease of 13.3% during the first quarter of 2008.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BOVESPA) closed at R$17.47, on March 31, 2008, representing a 13.3% decrease during the first quarter of 2008.

The average daily ADS trading volume during 1Q08 was US$32.9 million and 758,842 shares.

On March 31, 2008, Embraer concluded the purchase of 2.3% of its outstanding common shares, representing a total of 16,800,000 common shares, or 4,200,000 ADRs, at the average price of R$19.06 per share. This share buy-back was approved by Embraer’s Board of Directors in December, 2007 and represented a disbursement of R$320.2 million.

RECENT EVENTS

EMBRAER ANNOUNCES EMBRAER MSJ & EMBRAER MLJ EXECUTIVE JETS

Embraer announced its new Embraer MSJ and Embraer MLJ executive jet programs, on April 8th 2008, which were recently approved by the Company’s Board of Directors. The midsize Embraer MSJ, with a 3,000 nautical mile (5,560 km) range, and the midlight Embraer MLJ, with a 2,300 nautical mile (4,260 km) range, will be positioned between the Legacy 600 and the Phenom 300 in the Company’s executive jets portfolio. An estimated US$750 million will be invested in fixed assets and research and development for the new models, which are expected to enter in service in the second semester of 2012 and 2013, respectively.

EMBRAER ROLLS OUT THE PHENOM 300 EXECUTIVE JET

Embraer finished assembling the first Phenom 300 jet at its Gavião Peixoto plant in São Paulo, Brazil, on April 12, 2008. The rollout precedes a series of ground tests to be conducted in preparation for the jet’s first flight, occurred successfully at April 29, 2008. Moreover, the final assembly of the second Phenom 300 has already begun at the same plant.

EMBRAER RENEWS SERVICE CONTRACT WITH AIR CARAÏBES

Embraer entered into a five-year Pool service contract with Air Caraïbes, the main airline from the Caribbean region. This special customer support program, offered by Embraer, provides optimized inventory control and reduces the initial investment cost for replacement parts and infrastructure.

GENERAL SHAREHOLDER’S MEETING

On April 14, 2008, Embraer held its General Shareholders Meeting and the Extraordinary Shareholders Meeting, with more than 82.7% of its capital represented. All items submitted were approved by a majority vote of those present.

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q08 Results in US GAAP on May 7, 2008, as described below:

(US GAAP)
10:00 (SP)
09:00 (NY)
Telephones:
+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer
Replay Number:
+55 11 4688 6312
Code: 450

The conference call will also be broadcasted live over the web at www.embraer.com

For additional information please contact:

Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2008, Embraer had a workforce of 23,878 employees and a firm order backlog of US$20.3 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)
ASSETS

	As of December 31,	As of March 31,
	2007	2008
CURRENT ASSETS	(1)	(2)
Cash and cash equivalents	1,307,366	1,268,493
Temporary cash investments	1,185,745	978,126
Trade accounts receivable,net	354,650	331,151
Collateralized accounts receivable	12,416	12,646
Customer and commercial financing	4,292	74,352
Inventories	2,481,065	2,677,997
Deferred income taxes	87,050	100,887
Other current assets	217,157	259,877

Total current assets	5,649,741	5,703,529

NONCURRENT ASSETS
Trade accounts receivable,net	39,661	39,335
Collateralized accounts receivable	465,273	467,269
Customer and commercial financing	410,382	333,813
Inventories	10,108	9,826
Property, plant and equipment, net	565,979	593,690
Investments	42,458	42,835
Deferred income taxes	175,925	200,855
Other noncurrent assets	706,327	756,098

Total noncurrent assets	2,416,113	2,443,721

TOTAL ASSETS	8,065,854	8,147,250

LIABILITIES AND SHAREHOLDERS' EQUITY

	As of December 31,	As of March 31,
	2007	2008
CURRENT LIABILITIES	(1)	(2)
Loans and financing	932,668	785,451
Capital lease obligation	4,413	4,597
Non recourse and recourse debt	113,965	115,314
Trade accounts payable	912,546	1,110,982
Advances from customers	801,619	904,008
Other payables and accrued liabilities	365,755	378,326
Taxes and payroll charges payable	98,165	95,352
Accrued taxes on income	1,875	16,939
Deferred income taxes	-	861
Contingencies	7,008	11,573
Accrued dividends	540	2,036
Unearned Income	100,838	90,397

Total current liabilities	3,339,392	3,515,836

LONG-TERM LIABILITIES
Loans and financing	820,320	811,254
Capital lease obligation	12,021	12,350
Non recourse and recourse debt	371,732	374,560
Trade accounts payable	339	79
Advances from customers	367,957	402,442
Contribution from suppliers	112,201	110,407
Taxes and payroll charges payable	466,794	472,831
Other payables and accrued liabilities	186,102	191,541
Deferred income taxes	5,547	6,406
Contingencies	52,415	50,685
Unearned Income	12,885	14,609

Total long-term liabilities	2,408,313	2,447,164

MINORITY INTEREST	68,709	72,668

SHAREHOLDERS' EQUITY:	2,249,440	2,111,582

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,065,854	8,147,250

(1) Derived from the December 31,2007 audited financial statements
(2) Derived from unaudited quarterly financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S. dollars except per share data

		Three Months Ended
		(2)
	December 31, 2007	March 31, 2007	March 31, 2008
Gross sales
Domestic market	133,799	27,831	41,714
Foreign market	1,793,282	825,846	1,344,329
Sales deductions	(52,072)	(21,926)	(50,130)
Net sales	1,875,009	831,751	1,335,913

Cost of sales and services	(1,451,304)	(644,778)	(1,063,896)

Gross profit	423,705	186,973	272,017

Operating expenses
Selling expenses	(108,183)	(77,000)	(93,298)
Research and development	(94,903)	(45,778)	(76,143)
General and administrative	(69,180)	(45,897)	(52,793)
Other operating expense, net	27,368	(2,820)	(1,056)

Income from operations	178,807	15,478	48,727
Interest (expense) income, net	21,289	10,029	20,104
Foreign exchange gain (loss) ,net	(10,158)	(5,757)	(4,143)

Income before income taxes	189,938	19,750	64,688

Income tax benefits	20,837	5,167	21,258

Income before minority interest and results of affiliates	210,775	24,917	85,946

Minority interest	(9,915)	1,244	(1,146)
Equity in earnings (losses) of affiliates	19	33	156

Net income	200,879	26,194	84,956

Earnings per share
Basic
Common	0.2714	0.0354	0.1158

Diluted
Common	0.2711	0.0353	-

Weighted average shares (thousands of shares)
Basic
Common	740,142	739,903	733,466

Diluted
Common	741,047	741,930	733,466

Earnings per share - ADS basic (US$)	1.0856	0.1416	0.4633
Earnings per share - ADS diluted (US$)	1.0843	0.1412	0.4633

(2) Derived from unaudited quarterly financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	Three months ended on
	December 31, 2007	March 31, 2007	March 31, 2008
	(2)	(2)	(2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	200,879	26,194	84,956
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	16,529	14,203	16,110
Allowance for doubtful accounts	1,907	1,335	(127)
Write down (reversal) for inventory obsolescence	(907)	(3,105)	(6,909)
Deferred income taxes	(21,682)	(10,829)	(37,047)
Foreign exchange loss, net	10,158	5,757	4,143
Loss (gain) on permanent assets disposals	672	388	529
Equity in earnings (losses) from affiliates	(19)	(33)	(156)
Accrued interest in excess of interest paid (paid in excess of accrued)	1,806	4,263	(3,609)
Minority interest	9,915	(1,244)	1,146
Provision for losses, property plant and equipment	-	-	(366)
Other	(910)	(186)	(952)

Changes in assets and liabilities:	47,610	(132,213)	336,655

Net cash provided by (used in) operating activities	265,958	(95,470)	394,373

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(45,635)	(44,833)	(45,315)
Escrow deposits, net of withdrawals	(7,193)	(7,506)	(4,109)
Acquisition of investiments	-	-	-
Net cash used in investing activities	246	(590)	644
Sales of property, plant and equipment	2,521	1,200	150

Net cash (used by) investing activities	(50,061)	(51,729)	(48,630)
CASH FLOW FROM FINANCING ACTIVITIES
Repayment of loans	(502,635)	(193,760)	(339,433)
Proceeds from borrowings	417,779	50,622	171,683
Proceeds from issuance of shares	2,259	-	-
Dividends and/or Interest on capital paid	(71,520)	(33,680)	(45,224)
Treasury Stocks	(784)	-	(182,975)
Payments of capital lease obligations	(555)	(322)	(568)
Net cash (used in) financing activities	(155,456)	(177,140)	(396,517)

Effect of exchange rate changes on cash and cash equivalents	43,899	34,065	11,901

Increase (decrease) in cash and cash equivalents	104,340	(290,274)	(38,873)

Cash and cash equivalents, at beginning of period	1,203,026	1,209,396	1,307,366

Cash and cash equivalents, at end of period	1,307,366	919,122	1,268,493

(2) Derived from unaudited quarterly financial information.

RECONCILIATION OF US GAAP AND “NON GAAP” information

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under U.S. GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of the Company’s financial condition or results of operations, as reported under U.S. GAAP. Other companies in the industry may calculate Adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation	4Q07	1Q07	1Q08
LTM	(2)	(2)	(2)
Net income	489.3	351.0	548.1
Minority interest	7.9	8.3	10.1
Income tax benefit (expense)	2.7	31.2	(13.3)
Interest income (expense), net	(81.8)	(97.8)	(91.9)
Foreign Exchange gain (loss), net	37.7	11.1	36.1
Depreciation and amortization	58.8	52.9	60.7
Adjusted EBITDA	514.5	356.8	549.7

(2) Derived from unaudited quarterly financial information.
LTM : Last Twelve Months